CUSIP No. 774374 10 2

SEC 1746  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                          --------------------------------
                                                   OMB APPROVAL
                                          --------------------------------
                                          OMB Number:  3235-0145
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                                          Expires:  December 31, 2005
                                          --------------------------------
                                          Estimated average burden
                                          hours per response. . . . . . 11

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                       Rockwell Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   774374 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Thomas E. Klema
                                30142 Wixom Road
                              Wixom, Michigan 48393
                                 (248) 960-9009
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages

CUSIP No. 774374 10 2


-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)................................Thomas E. Klema

-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)....................................................................................................[ ]
         (b)....................................................................................................[ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only..............................................................................................

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)......................................................................PF

-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)....................[ ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization..............................................United States of America

-------------------------------------------------------------------------------------------------------------------
                           7.       Sole Voting Power.......................................................890,004
Number of                  ----------------------------------------------------------------------------------------
Shares                     8.       Shared Voting Power...........................................................0
Beneficially               ----------------------------------------------------------------------------------------
Owned by Each              9.       Sole Dispositive Power..................................................890,004
Reporting                  ----------------------------------------------------------------------------------------
Person With:               10.      Shared Dispositive Power......................................................0

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person.......................................890,004

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................[ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)....................................................9.3%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions).............................................................IN

-------------------------------------------------------------------------------------------------------------------

                               Page 2 of 7 pages

CUSIP No. 774374 10 2

ITEM 1. SECURITY AND ISSUER.


         The title of the class of equity securities to which this statement relates is Common Shares, no par value per share ("Common Shares"), of Rockwell Medical Technologies, Inc., a Michigan corporation ("Rockwell"). The address of Rockwell's principal executive offices is 30142 Wixom Road, Wixom, Michigan 48393.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Thomas E. Klema, who is referred to in this Schedule as the "Reporting Person". The Reporting Person's present principal occupation or employment is Vice President and Chief Financial Officer of Rockwell. The Reporting Person's business address is 30142 Wixom Road, Wixom, Michigan 48393.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement is being filed to report the grant of stock options to the Reporting Person by Rockwell on January 12, 1999, December 29, 1999, October 2, 2001, October 11, 2001, December 16, 2002, June 18, 2003, September 17, 2003,
January 13, 2004, December 22, 2004 and December 15, 2005; the exercise by the Reporting Person of stock options on October 2, 2001, September 24, 2002 and December 16, 2005; the vesting of options held by the Reporting Person on January 12, 2000, December 29, 2000, January 12, 2001, December 29, 2001,
January 12, 2002, October 11, 2002, December 29, 2002, June 18, 2003, October 11, 2003, December 16, 2003, June 18, 2004, September 17, 2004, October 11,
2004, December 16, 2004, January 13, 2005, June 18, 2005, September 17, 2005,
December 16, 2005 and December 22, 2005; and the acceleration on December 15, 2005 of the vesting date of the balance of the Reporting Person's unvested options to December 31, 2005. The options were granted by Rockwell to the Reporting Person as compensation and without consideration. The Reporting Person paid $28,520.18 to acquire 42,504 Common Shares upon the exercise of stock options on October 22, 2001, $24,600 to acquire 30,000 Common Shares upon the exercise of stock options on September 24, 2002 and $8,250 to acquire 15,000 Common Shares upon the exercise of stock options on December 16, 2005. The payment of the exercise price of such stock options was paid from personal funds.

                               Page 3 of 7 pages

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CUSIP No. 774374 10 2

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person was granted and exercised stock options for Common Shares. The options were granted to the Reporting Person under Rockwell's stock option plan to secure for Rockwell the benefits of the additional incentive inherent in the ownership of its Common Shares by the Reporting Person, a key employee of Rockwell, and to help Rockwell retain the services of the Reporting Person and compensate him for those services.

         The Reporting Person may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of his options, (2) by the grant of additional options to him by Rockwell, (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. The Reporting Person may also dispose of some of all of the Common Shares that he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by Rockwell), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.

         Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of Rockwell, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rockwell or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Rockwell or any of its subsidiaries, (d) any change in the present board of directors or management of Rockwell, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Rockwell's present capitalization or dividend policy, (f) any other material change in Rockwell's business or corporate structure, (g) any changes in Rockwell's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Rockwell by any person, (h) causing a class of securities of Rockwell to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Rockwell's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person as of July 18, 2005 are as follows:

                                           Number                   Percent*
                                           -------                  --------
         Thomas E. Klema                   890,004**                  9.3%

*Based on the 8,790,067 Common Shares currently issued as of November 8, 2005, plus 815,500 Common Shares issuable upon exercise of options held by the Reporting Person which are

                               Page 4 of 7 pages

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CUSIP No. 774374 10 2

exercisable within 60 days and 15,000 Common Shares issued to the Reporting Person upon exercise of options on December 16, 2005.

**Includes 815,500 Common Shares issuable upon exercise of options held by the Reporting Person which are exercisable within 60 days.


                               Page 5 of 7 pages

CUSIP No. 774374 10 2

The Reporting Person has been granted the following options to purchase Common Shares under Rockwell's stock option plans or independent of those plans:

                                                                Percent
                                                               Vested at
      Date of            Number of         Exercise           December 22,          Number          Vesting
       Grant              Shares             Price                2005              Vested          Schedule
------------------    -------------      --------------      --------------      ------------    ---------------
1/12/99                   50,000              $ 2.00              100%              50,000       One-quarter a
                                                                                                 year starting
                                                                                                 1/12/99

12/29/99                  35,000              $2.188              100%              35,000       One-quarter a
                                                                                                 year starting
                                                                                                 12/29/99

10/2/01                   42,504*             $ .671              100%              42,504*      100% on 10/2/01

10/11/01                 100,000              $  .70              100%             100,000       One-quarter a year
                                                                                                 starting 10/11/01

9/24/02                   30,000**            $  .82              100%              30,000**     100% on 9/24/02

12/16/02                  83,000***           $  .55              100%              83,000***    One quarter a year
                                                                                                 starting 12/16/02

6/18/03                  150,000              $ 1.81               75%             112,500       The Balance Vest
                                                                                                 on 12/31/05

9/17/03                   25,000              $ 3.06               75%              18,750       The Balance Vest
                                                                                                 on 12/31/05

1/13/04                   85,000              $ 4.05               50%              42,500       The Balance Vest
                                                                                                 on 12/31/05

12/22/04                 115,000              $ 2.79               50%              57,500       The Balance Vest
                                                                                                 on 12/31/05

12/15/05                 187,500              $ 4.55               50%              93,750       The Balance Vest
                                                                                                 on 12/31/05

Total                    903,004                                                   578,000***

* Exercised on 10/2/01
** Exercised on 9/24/02
*** Exercised 15,000 on 12/16/05

                                Page 6 of 7 pages


CUSIP No. 774374 10 2

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                              CUSIP No. 774374102


**** Total excludes options exercised on 10/2/01, 9/24/02 and 12/16/05

         All of the options described above will be vested on or before December 31, 2005 and are accordingly exercisable within 60 days or less.

         (b) The Reporting Person has sole voting and investment power over the 890,004 Common Shares reported above as beneficially owned by him.

         (c) Other than the granting, vesting and exercise of options granted to or by the Reporting Person, as described above, no other transactions in Rockwell's Common Shares have been effected by the Reporting Person in the last 60 days, except that the Reporting Person sold 15,000 Common Shares for an aggregate price of $67,598 on December 16, 2005.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 Rockwell Medical Technologies, Inc. 1997 Stock Option Plan, incorporated by reference to Appendix A to the Rockwell Medical Technologies, Inc. Proxy Statement for the 2005 Annual Meeting of Shareholders filed April 21, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 27, 2005                      /s/ Thomas E. Klema
                                               ---------------------------------
                                                   Thomas E. Klema




                                Page 7 of 7 pages